

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2026

William Alessi
Chief Executive Officer
Alpha Modus Holdings, Inc.
20311 Chartwell Center Dr., #1469
Cornelius, NC 28031

> **Re: Alpha Modus Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 7, 2026**
> **File No. 333-292606**

Dear William Alessi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lance Brunson, Esq.